UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

1.DATE, TIME, AND PLACE. Held on April 28, 2022, at 9a.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Company") in Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP, and by videoconference, in accordance with the Article 18, §4 of the Company’s bylaws.

2.NOTICE AND ATTENDANCE. Call notice was made in the terms set forth in the Article 18, §1 of the Company’s bylaws, and it was verified the attendance of all members of the Board of Directors.

3.MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4.AGENDA. Deliberating on: (i) the election of Mr. Cassio Schmitt as effective member of the Company’s Compensation and Appointment Committee (“CRN”) due to the resignation presented by Mr. Pedro Carlos Araújo Coutinho; and (ii) the global governance model of PagoNxt Group.

5.RESOLUTIONS. After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations:

(i) the election of Mr. Cassio Schmitt, Brazilian, married, economist, holder of Identity Card RG no. 54.623.554-2 SSP/SP, enrolled in the CPF/ME under no. 581.099.430-04, resident at Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP, as effective member of CRN for the remaining period of the term of office of Mr. Pedro Carlos Araújo Coutinho, whose resignation from this position was received by the Company in March 11, 2022; and

(ii) the global governance model of PagoNxt Group, based on the informational material presented to the Board of Directors, which envisages as guiding principles flexibility, agility, management autonomy, proportionality, quality of the decisions, and suitable control. The Executive Board shall guarantee the development, promotion, and monitoring of the deployment of this model in the Company and its subsidiaries.

The resolutions taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.CLOSURE: As there was nothing further to discuss, the meeting was closed ans these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio e Marcelo Augusto Dutra Labuto.

I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, April 28, 2022.
Daniela Mussolini Llorca Sanchez
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer